

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
FEB 2 2007
WASH. D.C.
PROCESSING
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tradestar Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Colleps 713-350-3700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Ann Colleps swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tradestar Investments, Inc., as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



Kate B. Blackner
Notary Public
State of Texas
My Commission Expires
May 14, 2008
NOTARY PUBLIC
STATE OF TEXAS

Notary Public

This Report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tradestar Investments, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Tradestar Investments, Inc. as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradestar Investments, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2007

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TRADESTAR INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 2,513,555
Due from clearing broker	182,508
Furniture, equipment and leasehold improvements, net	126,598
Other assets	100,839
	$ 2,923,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 401,007
Securities sold, not yet purchased	18,421
	419,428

Stockholders' Equity

Common stock; $.10 par value, 500,000 shares issued, 5,500 shares outstanding	550
Additional paid-in capital	3,955,545
Retained earnings (Deficit)	(1,452,023)
	2,504,072
	$ 2,923,500

See notes to statement of financial condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tradestar Investments, Inc. (the "Company") is a securities broker-dealer, registered with the National Association of Securities Dealers, Inc. and the Securities Exchange Commission, that clears its securities transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"). The Company primarily provides retail brokerage services via electronic commerce, including Internet and telephone trading, and access to registered representatives via a national trading desk and offices in Houston and Dallas, Texas, Horsham, Pennsylvania and Seattle, Washington. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2006. The Company is a wholly owned subsidiary of Gebbia Holding Co. The Company filed a broker-dealer withdrawal and merged with Stockcross Financial Services, Inc. effective January 1, 2007.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Securities Transactions and Commissions

Securities transactions and related commissions, execution and clearing fees are recorded on a settlement date basis. Securities owned are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management. There is no material difference between settlement date and trade date reporting.

Income Taxes

Effective in 2006, the Company elected subchapter S subsidiary status for federal income tax purposes. As a subchapter S subsidiary, the Company is a disregarded entity for federal tax purposes and as such the Parent company's stockholder reports the income attributable to the Company on their personal income tax return. Accordingly, there is no provision necessary for federal income taxes. The Company is subject to state and local excise and income taxes in certain jurisdictions.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with original maturities of three months or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, principally five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Computer hardware and software are depreciated over the estimated useful life of the assets, principally three years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant Credit Risk

The Company's clearing and execution agreement provides that NFS's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, NFS records customer transactions on a settlement date basis, which is generally three business days after the trade date. NFS is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case NFS may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by NFS is charged back to the Company.

The Company, in conjunction with NFS, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. NFS establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

2. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased totaling $18,421 consist of trading securities in U.S. public entities at quoted market value held at National Financial Services, LLC.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2006:

Furniture and equipment	$318,226
Computer equipment and software	276,382
Leasehold improvements	186,234
	780,842
Accumulated depreciation and amortization	654,244
	$126,598

Depreciation and amortization expense was $77,531 for the year ended December 31, 2006.

4. EMPLOYEE BENEFIT PLANS

The Company formed a new 401(k) savings plan in 2005 to replace a 401(k) plan that was terminated. The Plan covers full-time employees who are at least 21 years of age and under age 65. After an employee has attained one year of service, they are eligible to receive a discretionary matching contribution by the Company, which vests after five years of continued employment. For the year ended December 31, 2006, the Company made a contribution of $67,500 to the plan.

5. LITIGATION

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

6. LEASE COMMITMENTS

The Company leases office space and certain equipment under various operating leases. Rent expense for the year ended December 31, 2006 was approximately $177,000. All leases were assumed by Stockcross Financial Services, Inc. Minimum future rental payments are as follows:

Years Ending December 31,	
2007	$265,000
2008	169,000
2009	133,000
2010 and thereafter	141,000
	$708,000

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 the Company had net capital of $2,273,684, which was $2,023,684 in excess of its required net capital of $250,000. The Company had a percentage of aggregate indebtedness to net capital of 18% as of December 31, 2006.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS") and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves such books and records.

9. SUBSEQUENT EVENT

Effective January 1, 2007, the Company filed a broker-dealer withdrawal and merged its operations with Stockcross Financial Services, Inc., a company also wholly owned by Gebbia Holding Co., in a tax free exchange. As a result, the Company will discontinue operations.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Tradestar Investments, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Tradestar Investments, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Lilley + Company

CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2007

END